Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS FINANCIAL RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015

ATHENS, Greece, December 14, 2015 – Box Ships Inc. (OTCQX: TEUFF) (the “Company”), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the third quarter and nine months ended September 30, 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2014	2015	2014	2015
Time charter revenues	$11,767	$11,928	$39,149	$35,097
Amortization of above/below market time charters	1,155	318	3,597	2,567
Time charter revenues, adjusted[1]	$12,922	$12,246	$42,746	$37,664

Net Income / (Loss)	$5,649	($794)	$4,805	($2,463)
Adjusted Net Income / (Loss)[2]	$716	($487)	$3,352	$1,055

EBITDA[2]	$11,239	$4,371	$21,589	$13,010
Adjusted EBITDA[2]	$6,306	$4,678	$20,136	$16,528

Earnings / (Loss) per common share (EPS), basic and diluted	$0.17	($0.04)	$0.11	($0.13)
Adjusted Earnings / (Loss) per common share, basic and diluted[2]	$0.01	($0.03)	$0.06	($0.02)

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share (“Adjusted EPS”) are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Box Ships Inc., commented:

“During the third quarter of 2015, the charter rates declined, taking back a large part of the increase witnessed during the first half of the year. Since the end of the third quarter of 2015, charter rates have dropped further. This has been exemplified in our recent fixtures of Box Marlin and Box Queen at $6,500 per day and $6,150 per day, respectively, which are at levels significantly lower than their previous charters. In addition to that, the idle fleet capacity has increased considerably, compared to around 1%-2% earlier in the year.

Given the current market environment, we are mainly focused in maintaining a high level of fleet utilization, by chartering our vessels with quality counterparties, while at the same time further reducing our costs. Indicatively, our adjusted total vessel operating expenses for the nine months ended September 30, 2015 were about 9% lower than the respective period in 2014.”

Results of Operations

Three months ended September 30, 2015 compared to three months ended September 30, 2014

During the third quarter of 2015, we operated an average of nine vessels. Our Net Loss and Adjusted Net Loss during the third quarter of 2015 were $0.8 million and $0.5 million, respectively, resulting in basic and diluted loss per share of $0.04 and basic and diluted adjusted loss per share of $0.03. EBITDA and Adjusted EBITDA for the third quarter of 2015 were $4.4 million and $4.7 million, respectively.

During the third quarter of 2014, we operated an average of nine vessels. Our Net Income and Adjusted Net Income during the third quarter of 2014 was $5.6 million and $0.7 million, respectively, resulting in basic and diluted earnings per share of $0.17 and basic and diluted adjusted earnings per share of $0.01. EBITDA and Adjusted EBITDA for the third quarter of 2014 was $11.2 million and $6.3 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the third quarter of 2015 and 2014, our vessels operated a total of 806 and 827 days, respectively, out of a total of 828 calendar days in both periods. During the third quarter of 2015, we had a total of 13 unscheduled off-hire days, mainly related to nine idle days of Box Trader, and nine scheduled off-hire days related to the dry-docking of Box China. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of three months (weighted by aggregate contracted charter hire). Our net revenues for the third quarter of 2015 of $11.4 million were relatively unchanged year over year compared to $11.5 million in the third quarter of 2014. The improved average daily rates and increased revenues for six of our vessels in the third quarter of 2015 were offset by the decreased revenues of Box Hong Kong and Box China due to the termination of their charters with OOCL in May and June 2015, respectively, under which the vessels were earning a gross daily rate of $26,800 while their current charters with MSC are at a gross daily rate of $13,000.

Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the third quarter of 2015 and 2014 by $0.3 million and $1.2 million, respectively, or $0.01 and $0.04 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the third quarter of 2015 was $13,184 per vessel per day, which was 1% below our average TCE rate of $13,352 per vessel per day during the third quarter of 2014, mainly due to the reasons outlined above. Our adjusted TCE rate was $13,579 per vessel per day in the third quarter of 2015, 8% lower than our adjusted TCE of $14,748 for the third quarter of 2014. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the third quarter of 2015 and 2014 amounted to $0.8 million and $0.4 million, respectively. Voyage expenses for the third quarter of 2015 primarily relate to bunkers consumed by the Box Trader and Box China of $0.1 million, loss in value of bunkers of $0.3 million and war risk insurance costs and sundry voyage expenses of $0.3 million, whereas voyage expenses for the third quarter of 2014 related mainly to war risk insurance costs.

Vessels operating expenses

Vessels operating expenses including the amortization of other intangible assets for the third quarter of 2015 and 2014 amounted to $4.1 million and $4.3 million, respectively, or $4.1 million and $4.0 million, respectively, on an adjusted basis to exclude the amortization of other intangible assets. On average, our vessels’ operating expenses for the third quarter of 2015 were relatively stable year over year at $4,992 per vessel per day, compared to $5,224 per vessel per day, in the third quarter of 2014, or $4,903 per vessel per day on an adjusted basis. The amortization of other intangible assets for the third quarter of 2015 was nil, whereas the amortization of other intangible assets for the respective quarter in 2014 amounted to $0.3 million.

Dry-docking expenses

During the third quarter of 2015, one of our vessels, the Box China, completed its dry-docking, and three vessels underwent intermediate surveys in-lieu of dry-dock which resulted in nine off-hire days and expenses amounting to $0.4 million. There were no dry-dockings in the third quarter of 2014.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our “Manager” or “Allseas”) for the third quarter of 2015 and 2014 were $0.6 million and $0.7 million, or $721 (€648.93) per vessel per day, and $867 (€646.99) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the third quarters of 2015 and 2014 was $3.8 million.

General and administrative expenses

General and administrative (“G&A”) expenses for the third quarter of 2015 and 2014 amounted to $1.1 million and $1.5 million, respectively, or $1,361 and $1,810 per vessel per day, respectively. The decrease in G&A expenses is mainly due to the decreased share-based compensation, which amounted to $0.2 million for the third quarter of 2015 compared to $0.5 million in the same period of 2014.

Interest and finance costs

Interest and finance costs amounted to $1.4 million and $1.8 million for the third quarter of 2015 and 2014, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2014	2015
Net cash from Operating Activities	$15,915	$12,799
Net cash used in Financing Activities	(22,269)	(11,102)
Net (decrease) / increase in cash and cash equivalents	$(6,354)	$1,697

Net cash from Operating Activities

Net cash from Operating Activities for the nine months ended September 30, 2015 was $12.8 million. Our vessels generated positive cash flows from revenues, net of commissions, of $35.5 million, while we paid $22.7 million for expenses, of which $3.8 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the nine months ended September 30, 2014 was $15.9 million. Our vessels generated positive cash flows from revenues, net of commissions, of $42.6 million, while we paid $26.7 million for expenses, of which $4.5 million relates to the payment of interest on our bank loans.

Net cash used in Financing Activities

Net cash used in Financing Activities for the nine months ended September 30, 2015 was $11.1 million. During the nine months ended September 30, 2015, we repaid $9.6 million of our debt and made cash payments to our preferred shareholders of $1.5 million.

Net cash used in Financing Activities for the nine months ended September 30, 2014 was $22.3 million. On April 15, 2014, we completed the public offering and concurrent private placement of 5,500,000 units, each consisting of one common share and one warrant to purchase 0.40 common shares at a public offering price of $2.05 per unit, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the nine months ended September 30, 2014, we repaid $31.3 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $1.5 million.

Liquidity:

As of September 30, 2015, our cash and restricted cash (current and non-current) amounted to $16.3 million in aggregate, of which $8.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of September 30, 2015, we had total outstanding indebtedness of $125.4 million, of which $13.1 million is scheduled to be repaid in the forthcoming 12-month period, of which $2.2 million has been repaid as of the date of this release. Furthermore, as of September 30, 2015, we were in compliance with the covenants contained in our loan agreements, as amended to give effect to waivers that we were granted during 2014 and 2015. As of September 30, 2015, had the waivers not been granted, we would not have been in compliance with certain of our financial covenants and security cover ratios contained in the loan agreements. The waivers are due to expire on June 29, 2016, and in accordance with U.S. GAAP, unless the waivers are extended for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current even though we were in compliance as of September 30, 2015.

Finally, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations, will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On October 1, 2015, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from July 1, 2015 through September 30, 2015. As of September 30, 2015, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Recent Developments:

Share Repurchase Program Update:

As of the date of this release, under the previously announced share repurchase program, we repurchased 208,160 shares of our common stock in the open market, for a total consideration of approximately $0.1 million.

Chartering Update and Strategy:

In October 2015, the Box Trader entered into a time charter with Gold Star Line Ltd. (“GOLD STAR”) for a period of 60 to 180 days, which commenced on October 12, 2015, at a daily gross charter rate of $7,500 for the first 90 days and $8,500 for the remaining period.

In November 2015, the Box Marlin entered into a time charter with CMA CGM for a period of two to eight months, which commenced on November 12, 2015, at a daily gross charter rate of $6,500.

In December 2015, the Box Queen entered into a time charter with CMA CGM for a period of 100 to 310 days, which commenced on December 9, 2015, at a daily gross charter rate of $6,150.

Pursuant to our chartering strategy, we focus on short- to medium-term time charters with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically employ our vessels on the spot market. Based on the earliest redelivery dates, the Company has secured under time charter contracts 21% of its fleet capacity for 2016. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company’s website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of December 14, 2015:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$10,600	March 2016	3, 11
Box Trader	2010	3,426	GOLD STAR	$7,500	December 2015	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$15,500	January 2016	5
Box Marlin	2007	5,095	CMA CGM	$6,500	January 2016	6
Box Queen	2006	4,546	CMA CGM	$6,150	March 2016	7
Maule	2010	6,589	Hapag Lloyd	$38,000	April 2016	8, 11
Box Emma	2004	5,060	CMA CGM	$11,500	February 2016	9, 11
Box Hong Kong	1995	5,344	MSC	$13,000	June 2016	10
Box China	1996	5,344	MSC	$13,000	July 2016	10
Total		43,925

Notes:

1)	Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Seacommercial, totaling 6.5% for Box Trader, 5% for Box Hong Kong and Box China, 4.75% for Box Voyager, CMA CGM Kingfish, Box Marlin, Box Queen and Box Emma, and 2.50% for Maule, including, in each case, 1.25% to Seacommercial.

2)	Based on the earliest redelivery date.

3)	The employment was extended for a period of twelve months and commenced on March 31, 2015.

4)	The vessel is expected to be redelivered on or about December 25, 2015.

5)	The employment was extended for a period of five to eight months and commenced on August 15, 2015.

6)	The employment is for a period of two to eight months and commenced on November 12, 2015.

7)	The employment is for a period of 100 days to 310 days and commenced on December 9, 2015.

8)	Effective April 10, 2015, all rights and obligations under the charter were novated to Hapag Lloyd AG from CSAV. All other terms remain unchanged.

9)	The employment is for a period of twelve months and commenced in March 2015. Effective December 9, 2015, the charter rate was reduced to $11,500 per day.

10)	The employment is for a period of twelve to sixteen months and commenced end of June 2015 / beginning of July 2015.
11)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company’s management will host a conference call to discuss its results for the third quarter of 2015, on December 15, 2015 at 9:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-888-348-2672 (USA) or +1-412-902-4232 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10076925.

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 10.9 years. The Company’s common shares and Series C Preferred Shares are quoted on the OTCQX and Other OTC markets, respectively, under the symbols “TEUFF” and “TEUCF”, respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These statements may be identified by the use of forward-looking words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "intend," and "pending", among others.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include, but are not limited to, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. The Company does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the Securities and Exchange Commission (the "SEC") on March 23, 2015 and future periodic reports filed with the SEC on or after the date hereof. All of the Company’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Contacts:

Box Ships Inc.
Tel. +30 (210) 8914600
E-mail: ir@box-ships.com

Investor Relations / Media
DresnerAllenCaron
Michael Mason (Investors)
Tel. +1 (212) 691-8087
E-mail: michaelm@allencaron.com

Len Hall (Media)
Tel. +1 (949) 474-4300
E-mail: len@allencaron.com

- Tables Follow –

SUMMARY FLEET INFORMATION	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
FLEET DATA
Average number of vessels (1)	9.00	9.00	9.00	9.00
Calendar days for fleet (2)	828	828	2,457	2,457
Less:
Scheduled off-hire	-	9	42	68
Unscheduled off-hire	1	13	16	66
Operating days for fleet (3)	827	806	2,399	2,323
Fleet utilization (4)	99.9%	97.3%	97.6%	94.5%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$13,352	$13,184	$15,435	$13,843

Vessel operating expenses (6)	$5,224	$4,992	$5,576	$4,990
Management fees charged by a related party (7)	$867	$721	$878	$727
General and administrative expenses (8)	$1,810	$1,361	$1,891	$1,360
Total vessel operating expenses (9)	$7,901	$7,074	$8,345	$7,077

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Time charter equivalent (“TCE”), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)	Total vessel operating expenses (“TVOE”) are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Time Charter Revenues	$11,767	$11,928	$39,149	$35,097
Commissions	(316)	(507)	(980)	(1,205)
Voyage Expenses	(409)	(794)	(1,142)	(1,735)
Total Revenue, net of voyage expenses	$11,042	$10,627	$37,027	$32,157
Plus: Amortization of above/below market time charters	1,155	318	3,597	2,567
Total Revenue, net of voyage expenses, adjusted	$12,197	$10,945	$40,624	$34,724
Total operating days	827	806	2,399	2,323
Time Charter Equivalent	$13,352	$13,184	$15,435	$13,843
Time Charter Equivalent, adjusted (10)	$14,748	$13,579	$16,934	$14,948

(10)	Time charter equivalent, adjusted (“TCE adjusted”), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company’s definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Total Vessel Operating Expenses, adjusted (Expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Total vessel operating expenses	$6,543	$5,858	$20,504	$17,389
Less: Amortization of other intangible assets	(266)	(0)	(790)	(521)
Less: Share-based compensation	(533)	(173)	(1,700)	(506)
Total vessel operating expenses, adjusted (11)	$5,744	$5,685	$18,014	$16,362
AVERAGE DAILY RESULTS (Expressed in United States Dollars, except days)
Calendar days for fleet	828	828	2,457	2,457
Vessel operating expenses, adjusted (12)	$4,903	$4,992	$5,254	$4,778
Management fees charged by a related party	$867	$721	$878	$727
General and administrative expenses, adjusted (13)	$1,167	$1,152	$1,199	$1,154
Total vessel operating expenses, adjusted (11)	$6,937	$6,865	$7,331	$6,659

(11)	Total vessel operating expenses, adjusted (“TVOE adjusted’), is a non-GAAP measure and is the sum of vessel operating expenses, management fees and general and administrative expenses excluding non-cash items in relation to the amortization of other intangible assets and share-based compensation. Daily TVOE adjusted is calculated by dividing TVOE adjusted by fleet calendar days for the relevant time period. We believe that the presentation of TVOE adjusted and daily TVOE adjusted are useful to investors because they provide additional information on the fleet operational results. The Company’s definition of TVOE adjusted and daily TVOE adjusted may not be the same as that used by other companies in the shipping or other industries.
(12)	Daily vessel operating expenses, adjusted is calculated by dividing vessel operating expenses excluding non-cash items relating to the amortization of other intangible assets by fleet calendar days for the relevant time period.

(13)	Daily general and administrative expenses are calculated by dividing general and administrative expenses excluding non-cash items relating to the share-based compensation by fleet calendar days for the relevant time period.

Net Income / (Loss) / Adjusted Net Income / (Loss) (1) (Expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Net Income / (Loss)	$5,649	($794)	$4,805	($2,463)
Plus: Amortization of intangibles	1,421	318	4,387	3,088
Plus: Share-based compensation	533	173	1,700	506
Less: Gain from debt extinguishment	(6,435)	-	(6,435)	-
Plus: Unrealized loss on derivatives	-	42	-	93
Less: Fair value change of warrants	(452)	(226)	(1,105)	(169)
Adjusted Net Income / (Loss)	$716	($487)	$3,352	$1,055

EBITDA / Adjusted EBITDA (1)
Net Income / (Loss)	$5,649	($794)	$4,805	($2,463)
Plus: Net Interest expense	1,775	1,350	5,463	4,152
Plus: Depreciation	3,815	3,815	11,321	11,321
EBITDA	$11,239	$4,371	$21,589	$13,010
Plus: Amortization of intangibles	1,421	318	4,387	3,088
Plus: Share-based compensation	533	173	1,700	506
Less: Gain from debt extinguishment	(6,435)	-	(6,435)	-
Plus: Unrealized loss on derivatives	-	42	-	93
Less: Fair value change of warrants	(452)	(226)	(1,105)	(169)
Adjusted EBITDA	$6,306	$4,678	$20,136	$16,528

Earnings / (Loss) per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Net Income / (Loss)	$5,649	($794)	$4,805	($2,463)
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(1,546)	(1,546)
Less: Net Income / Loss attributable to non-vested share awards	(96)	25	(67)	75
Net Income / (Loss) available to common shareholders	$5,038	($1,284)	$3,192	($3,934)

Weighted average number of common shares, basic	30,213,548	30,625,215	28,104,067	30,625,215

Earnings / (Loss) per common share, basic	$0.17	($0.04)	$0.11	($0.13)

Net Income / (Loss)	$5,649	($794)	$4,805	($2,463)
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(1,546)	(1,546)
Less: Net Income / Loss attributable to non-vested share awards	(96)	25	(67)	75
Net Income / (Loss) available to common shareholders	$5,038	($1,284)	$3,192	($3,934)

Weighted average number of common shares, diluted	30,213,548	30,630,128	28,104,067	30,625,215

Earnings / (Loss) per common share, diluted	$0.17	($0.04)	$0.11	($0.13)

Adjusted Earnings / (Loss) per Common Share (1) (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Adjusted Net Income / (Loss)	$716	($487)	$3,352	$1,055
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(1,546)	(1,546)
Less: Adjusted Net Income / (Loss) attributable to non-vested share awards	(4)	19	(37)	9
Adjusted Net Income / (Loss) available to common shareholders	$197	($983)	$1,769	($482)

Weighted average number of common shares, basic	30,213,548	30,625,215	28,104,067	30,625,215

Adjusted Earnings / (Loss) per common share, basic	$0.01	($0.03)	$0.06	($0.02)

Adjusted Net Income / (Loss)	$716	($487)	$3,352	$1,055
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(1,546)	(1,546)
Less: Adjusted Net Income / (Loss) attributable to non-vested share awards	(4)	19	(37)	9
Adjusted Net Income / (Loss) available to common shareholders	$197	($983)	$1,769	($482)

Weighted average number of common shares, diluted	30,213,548	30,630,128	28,104,067	30,625,215

Adjusted Earnings / (Loss) per common share, diluted	$0.01	($0.03)	$0.06	($0.02)

(1)	The Company considers EBITDA to represent net income / (loss) plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, gain from debt extinguishment, unrealized gain / loss on derivatives and fair value change of warrants to derive Adjusted EBITDA because the Company believes it provides additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, gain from debt extinguishment, unrealized gain / loss on derivatives and fair value change of warrants from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income / (loss), earnings / (loss) per share or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
REVENUES:
Time charter revenues (1)	$11,767	$11,928	$39,149	$35,097
Commissions	(316)	(507)	(980)	(1,205)
Net Revenues	11,451	11,421	38,169	33,892

EXPENSES:
Voyage expenses	409	794	1,142	1,735
Vessels operating expenses (2)	4,326	4,134	13,699	12,260
Dry-docking expenses	-	411	2,314	1,745
Management fees charged by a related party	718	597	2,158	1,787
Depreciation	3,815	3,815	11,321	11,321
General and administrative expenses (3)	1,499	1,127	4,647	3,342
Other expenses	195	167	195	167
Total Expenses	10,962	11,045	35,476	32,357

Operating income	489	376	2,693	1,535

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,775)	(1,350)	(5,463)	(4,152)
Gain from debt extinguishment	6,435	-	6,435	-
Loss on derivatives	-	(42)	-	(93)
Fair value change of warrants	452	226	1,105	169
Foreign currency gain / (loss), net	48	(4)	35	78
Total other income / (expenses), net	5,160	(1,170)	2,112	(3,998)

NET INCOME / (LOSS)	$5,649	$(794)	$4,805	$(2,463)

Other Comprehensive Income / (Loss)
Gain / (loss) on cash flow hedges	199	(46)	150	(95)
Total Other Comprehensive Income / (Loss)	199	(46)	150	(95)

COMPREHENSIVE INCOME / (LOSS)	$5,848	$(840)	$4,955	$(2,558)

Earnings / (loss) per common share, basic and diluted	$0.17	$(0.04)	$0.11	$(0.13)

Footnotes:

(1)	includes amortization of below and above market acquired time charters of $1,155 and $318 for the three months ended September 30, 2014 and 2015, respectively, and $3,597 and $2,567 for the nine months ended September 30, 2014 and 2015, respectively

(2)

includes amortization of other intangible assets of $266 and $0 for the three months ended September 30, 2014 and 2015, respectively, and $790 and $521 for the nine months ended September 30, 2014 and 2015, respectively

(3)	includes share-based compensation of $533 and $173 for the three months ended September 30, 2014 and 2015, respectively, and $1,700 and $506 for the nine months ended September 30, 2014 and 2015, respectively

BOX SHIPS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	December 31, 2014	September 30, 2015
ASSETS
Cash and restricted cash (current and non-current)	$14,566	$16,263
Other current assets	7,455	7,035
Vessels and other fixed assets, net and other non-current assets	375,828	361,086

Total Assets	$397,849	$384,384

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	$134,950	$125,425
Total other liabilities	6,219	5,877
Total stockholders' equity	256,680	253,082

Total Liabilities and Stockholders' Equity	$397,849	$384,384

Footnotes:

(1)	Refer to Liquidity section, above